Delisting Determination, The Nasdaq Stock Market, LLC, October 12, 2023,
G Medical Innovations Holdings Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of G Medical Innovations Holdings Ltd., effective at the opening of the trading session on October 23, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b) and 5250(a)(1).
The Company was notified of the Staff determination on February 16, 2023. On February 23, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on April 13, 2023. On May 11, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. Based on the Company failure to meet the terms of the exception, on August 22, 2023, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on August 24, 2023.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on October 6, 2023.